UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number 001-33429

Acorn International, Inc.

(Registrant’s name)

5/F, YueShang Plaza, 1 South Wuning Road, Shanghai 200042, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Explanatory Note: The Chief Executive Officer’s Presentation at the 9th Annual LD Micro Invitational

The Company’s President and Chief Executive Officer, Jacob Fisch gave a presentation to investors and potential investors at the 9th Annual LD Micro Invitational held at the Luxe Sunset Boulevard Hotel in Los Angeles, CA on June 4, 2019.

The presentation slides relating to the aforesaid presentation are attached as Exhibit 99.1 to this report.

EXHIBIT

Exhibit 99.1 – Presentation Slides

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2019

Acorn International, Inc
By:	/s/ Jacob Alexander Fisch
Name:	Jacob Alexander Fisch
Title:	Chief Executive officer